File No. 812-[     ]

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

TRUST FOR PROFESSIONAL MANAGERS
COLLINS CAPITAL INVESTMENTS, LLC

615 East Michigan Street
Milwaukee, WI  53202

APPLICATION FOR AN ORDER UNDER
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN EXEMPTION FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2
THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS

March 7, 2012

Please direct all communications regarding this Application to:	Copy to:

Carol A. Gehl, Esq. Christopher A. Cahlamer, Esq. Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202 [(414) 287-9338]	Joseph C. Neuberger, President Rachel A. Spearo, Esq., Secretary Trust for Professional Managers 615 East Michigan Street Milwaukee, WI 53202 (414) 765-5384	Kent A. Windhorst Collins Capital Investments, LLC 806 Douglas Road Suite 570 Coral Gables, FL 33134

This document contains 35 pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of TRUST FOR PROFESSIONAL MANAGERS 615 East Michigan Street Milwaukee, WI 53202 And COLLINS CAPITAL INVESTMENTS, LLC 806 Douglas Road Suite 570 Coral Gables, FL 33134 File No. 812-[ ]
APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Trust for Professional Managers (the “Trust”) and Collins Capital Investments, LLC (the “Advisor”), on behalf of each series of the Trust that is a Fund as defined below (collectively, with the Trust and the Advisor, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (“Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Advisor, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those who are not “interested persons” of the Trust or the Advisor as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain investment subadvisors (each, a “Subadvisor”) to manage all or a portion of the assets of a Fund or Funds pursuant to an investment subadvisory agreement with a Subadvisor (“Subadvisory Agreement”); and (ii) materially amend an existing Subadvisory Agreement.  Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants request that the exemptive relief sought hereby apply to any existing or future series of the Trust or any other registered open-end management company that (i) is advised by the Advisor or any person controlling, controlled by, or under common control with the Advisor or its successor (each, also an “Advisor”)1, (ii) uses the manager of managers structure described in this Application, and (iii) complies with the terms and conditions of the requested order (any such series, a “Fund” and collectively, the “Funds”).  If the name of any Fund contains the name of a Subadvisor, that name will be preceded by the name of the Advisor.  The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant, and each series that currently intends to be a Fund is identified in this Application.

Applicants are seeking this exemption to enable the Advisor and the Board to obtain for each Fund the services of one or more Subadvisors believed by the Advisor and the Board to be particularly well suited to manage the Fund, and to make material amendments to Subadvisory Agreements believed by the Advisor and the Board to be appropriate, without the delay and expense of convening a special meeting of shareholders.  Under its subadvisor/multi-manager investment management approach, the Advisor would identify and select Subadvisors, evaluate Subadvisors, and allocate assets to Subadvisors, and the Advisor would oversee the Subadvisors and make recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board.

1	For purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Applicants believe that without this relief, the Trust may be precluded from promptly and timely hiring Subadvisors or materially amending Subadvisory Agreements, or may be subject to the delays and additional expense of proxy solicitation when hiring Subadvisors or materially amending Subadvisory Agreements considered appropriate by the Advisor and the Board.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisors.  For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

I.	BACKGROUND

A.	The Trust

The Trust was organized as a Delaware statutory trust on May 29, 2001 and is registered under the 1940 Act as an open-end management investment company.  The Trust is organized as a series investment company and currently consists of 28 series, one of which is advised by the Advisor.  The Applicants are not requesting relief for any series other than those advised by the Advisor.  The majority of the Board is currently comprised of Independent Trustees, and the selection and nomination of new or additional Independent Trustees is at the discretion of the existing Independent Trustees.

B.	Services and Compensation of the Advisor

The Advisor, a limited liability company organized under Delaware law, is principally owned by Dorothy C. Weaver.  The Advisor was founded in 2007 and is the successor entity to Collins Capital Advisors, Inc., an investment advisor formed in 1995.  The Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Any other Advisor will be registered under the Advisers Act.  The Advisor will provide investment management services to the Funds and will oversee the performance of the Subadvisors engaged for the Funds who will be responsible for the complete day-to-day investment management for portions of the Funds.  The first Fund in the Trust to be managed by the Advisor is the CC Alternative Solutions Fund.

At all times following shareholder approval of the manager of managers structure, the prospectus for each Fund will disclose the existence, substance and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as employing the manager of managers structure described in this Application.  The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisors and recommend their hiring, termination, and replacement.  The operation of the CC Alternative Solutions Fund in the manner described in the Application was approved by a majority of the Fund’s outstanding voting securities.  Before any future Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus that prominently discloses the operation of the Fund in the manner described in the Application, by the sole initial shareholder before offering the Fund’s shares to the public..

The Advisor will serve as investment advisor to the Funds pursuant to an investment advisory agreement with the Trust (the “Advisory Agreement”).2  Under the terms of the Advisory Agreement, the Advisor will provide the Funds with overall investment management services and, as it deems appropriate, will continuously review, supervise and administer each Fund’s investment program, subject to the supervision of, and policies established by, the Board.  For the investment management services it will provide to each Fund, the Advisor will receive the fee specified in the Advisory Agreement from such Fund, payable monthly at an annual rate based on the average daily net assets of the Fund.  The Advisory Agreement permits the Advisor to delegate certain responsibilities to one or more Subadvisors, subject to the approval of the Board.

Subject to Board review, the Advisor will be responsible for engaging Subadvisors, monitoring and evaluating Subadvisor performance, and overseeing Subadvisor compliance with the Funds’ investment objectives, policies and restrictions.3  The Advisor will select, monitor and evaluate Subadvisors for the Funds based primarily upon research, quantitative and qualitative analysis of a Subadvisor’s skills and investment results in managing assets for specific asset classes, investment styles and strategies.  The Advisor will pay all of its expenses arising from the performance of its obligations under its Advisory Agreement with the Funds, including all fees payable to any Subadvisor and executive salaries and expenses of the Trustees and Officers of the Trust who are employees of the Advisor or its affiliates.  Payments will be made by the Advisor to the Subadvisors based on the average daily value of the relevant sub-advised Fund’s net assets, as calculated in accordance with the computation of net asset value included in the Trust’s registration statement, and accrued on a daily basis.

2
“Advisory Agreement” includes advisory agreements with an Advisor for future Funds.  The Advisor currently serves as investment advisor only to the CC Alternative Solutions Fund, a series of the Trust, under the Advisory Agreement.

3
The Advisor has hired Subadvisors for the Funds using the criteria described in this Application.  The Subadvisors are to provide advisory services for the Funds, subject to the conditions of this Application.  The Advisor expects to initially enter into Sub-Advisory Agreements with Whitebox Advisors, LLC, Stadion Money Management, LLC, Pinebank Asset Management, LP and Battenkill Asset Management, Inc. (the Subadvisors referred to above are collectively referred to as the “Subadvisors”).

The terms of the Advisory Agreement will comply with Section 15(a) of the 1940 Act and will have been approved by each respective Fund’s initial shareholder and the Board, including a majority of the Independent Trustees, of the Advisor or the Trust, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and by each Fund’s shareholders in accordance with Rule 18f-2 under the 1940 Act.  No exemptions from the provisions of the 1940 Act are sought from the Commission with respect to the requirements that the Advisory Agreement be approved by the Trust’s Board and the shareholders of the respective Funds.

Whenever required by Section 15(c) of the 1940 Act, or as requested by the Board, the Advisor will furnish to the Board and the Board will evaluate any information that may reasonably be necessary to evaluate the terms of the Advisory Agreement.  In undertaking this evaluation, the Board will be provided with, and will assess information concerning, the fees paid to the Advisor pursuant to the Advisory Agreement, as defined below.  The information provided to the Board will be maintained as part of the minute book records of the Trust pursuant to Rule 31a-1(b)(4) under the 1940 Act, preserved in accordance with Rule 31a-2, and available to the Commission in the manner prescribed by the 1940 Act.

Whenever required by Section 15(c) of the 1940 Act, or as requested by the Board, the Advisor will cause all Subadvisors to furnish to the Board, and the Board will evaluate, any information that may reasonably be necessary to evaluate the terms of the Subadvisory Agreements.  In undertaking this evaluation, the Board will be provided with, and will assess information concerning, the fees paid by the Advisor to the various Subadvisors pursuant to the Subadvisory Agreements, as well as the fees paid to the Advisor pursuant to the Advisory Agreement.  The information provided to the Board will be maintained as part of the minute book records of the Trust pursuant to Rule 31a-1(b)(4) under the 1940 Act, preserved in accordance with Rule 31a-2, and available to the Commission in the manner prescribed by the 1940 Act.

The Advisor will supervise the overall investment programs of the Funds and advise and consult with the Board, and each of the different Subadvisors.  Subject to the review and approval of the Board, it will be the Advisor’s responsibility to select the Subadvisors who have distinguished themselves by able performance in their respective areas of expertise in asset management, and to review their continued performance.

Subject to the supervision and direction of the Board, the Advisor, as deemed appropriate by the Advisor, will provide the Funds with investment management evaluation services principally by performing initial due diligence on prospective Subadvisors for the Funds and thereafter monitoring Subadvisor performance.  In evaluating prospective Subadvisors, the Advisor will consider, among other facts, each Subadvisor’s: level of expertise, prior investment performance, investment process, investment philosophy, compliance programs, portfolio manager tenure, style, consistency, expenses, investment personnel, financial strength, quality of service, and client communications.  The Advisor will communicate performance expectations and evaluations to the Subadvisors and ultimately recommend to the Board whether a Subadvisor’s Subadvisory Agreement should be renewed, modified or terminated.  The Advisor will also be responsible for conducting all operations of the Funds except those operations contracted to the Subadvisors, the Funds’ distributor, and any custodian, transfer agent and/or administrator or shareholder servicing agent for the Funds.

C.	The Subadvisors and the Subadvisor Arrangements

The day-to-day portfolio investment management of each Fund will be provided by one or more Subadvisors.  Subject to the general supervision and direction of the Advisor and, ultimately, the Board, each Subadvisor for a Fund will: furnish continuously an investment program for the Fund (or portion thereof) it advises in accordance with the Fund’s stated investment objective and policies; make investment decisions for the Fund (or portion thereof for which it provides investment advice); and direct or place all orders to purchase and sell securities on behalf of the Fund (or portion thereof for which it provides investment advice).  Each Subadvisor, and any future Subadvisor, will be registered with the Commission as an investment adviser under the Advisers Act and will be an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, with respect to the Funds for which it provides investment advice.

Each Subadvisor recommended by the Advisor will be selected and approved by the Board, including a majority of the Independent Trustees.  Each Subadvisor will perform its services pursuant to a written Subadvisory Agreement with the Advisor.  This process will be repeated each time a new Subadvisor is proposed for a Fund.  Shareholder approval normally will not be obtained if the relief requested herein is granted.  However, shareholder approval of a Subadvisory Agreement with a Subadvisor that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or the Advisor, other than by reason of serving as a Subadvisor to one or more of the Funds (“Affiliated Subadvisor”), will be obtained.  Moreover, if a Subadvisor change is proposed for a Fund with an Affiliated Subadvisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust’s Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Advisor or the Affiliated Subadvisor derives an inappropriate advantage.  Currently, the Advisor intends to enter into Subadvisory Agreements only with non-affiliated Subadvisors.

As required by Section 15(a) and (c) of the 1940 Act, each Subadvisory Agreement will:  (i) precisely describe all compensation paid to the Subadvisor thereunder; (ii) continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder; (iii) permit termination at any time, without the payment of any penalty, by the Advisor, by the Board or by shareholders of the affected Fund on 60 days written notice to the Subadvisor; and (iv) terminate automatically in the event of its assignment.

Shareholders of the Funds will not be subject to the “duplication” of advisory fees because the services provided by the Advisor will differ from those provided by the Subadvisors.  The Advisor will be compensated from the Funds for its general management services.  The Advisor will compensate the Subadvisors out of the advisory fee paid by a Fund to the Advisor under the Advisory Agreement.  The Subadvisors will be compensated by the Advisor for their portfolio management, securities selection and other services at a specified rate of the average daily net assets of the portions of the Funds that each manages directly.

D.	The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of, and to make material changes in Subadvisory Agreements with, Subadvisors in connection with operating the Funds.  Under the requested relief, Applicants will continue to obtain the approval of the Board, including a majority of the Independent Trustees, when Subadvisor changes are made or when material changes in the Subadvisory Agreements are made, except that approval by shareholders of the affected Fund will not be sought or obtained.4  The Advisory Agreement between the Advisor and the Trust, with respect to each Fund, would in all cases be subject to the shareholder voting requirements of Section 15(a) of the 1940 Act.

Applicants also seek an exemption to permit each Fund to include only the Aggregate Fee Disclosure (as defined below) under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(a)(3)(iv), 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (3) and Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  Applicants believe that this relief should be granted for the following reasons:  (1) the Advisor will operate each Fund for which a Subadvisor serves as an investment adviser in a manner sufficiently different from that of conventional investment companies that disclosure of the fees that the Advisor pays to each of these Subadvisors would not serve any meaningful purpose; (2)  the relief will benefit shareholders by enabling the Funds advised by Subadvisors to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address disclosure concerns with respect to Funds advised by Subadvisors.

4	Shareholder approval of a Subadvisory Agreement with an Affiliated Subadvisor will be obtained.

If the requested relief is granted, each Subadvisory Agreement will precisely describe the compensation the Subadvisor will receive for providing services to the Fund, and will contain the following other provisions required by Section 15(a) of the 1940 Act: (1) the Subadvisory Agreement will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (2) the Subadvisory Agreement may be terminated at any time, without the payment of any penalty, by the Advisor, the Board or by the shareholders of a Fund on sixty days written notice to the Subadvisor; and (3) the Subadvisory Agreement will terminate automatically in the event of its assignment.

II.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.	Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment advisor to a registered investment company “except pursuant to a written contract, which contract . . . has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Rule 18f-2(c)(1) under the 1940 Act states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”  These provisions, taken together, require the shareholders of a Fund to approve a Subadvisory Agreement each and every time a new Subadvisor is retained to manage the assets of a Fund or a contract with an existing Subadvisor is materially amended.

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Advisor and the Trust, on behalf of any one or more of the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadvisor or materially amending a Subadvisory Agreement.

2.	Discussion in Support of the Application

Applicants seek an exemption to permit the Advisor to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  Applicants believe the relief should be granted because: (i) the Advisor will operate the Funds in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

a.	Necessary or Appropriate in the Public Interest

The investment advisory arrangements of the Funds, which use Subadvisors, will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment advisor is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund.  The advisor is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Funds, the Advisor will typically not, but reserves the right to, make the day-to-day investment decisions for the Funds.  Instead, the Advisor will establish an investment program for each Fund consisting of selecting, supervising and evaluating the Subadvisors who make the day-to-day investment decisions for the Fund.  This is a service that the Advisor believes will add value to the investments of Fund shareholders because the Advisor will be able to select those Subadvisors that have distinguished themselves through successful performance in the market sectors in which the Fund invests.

From the perspective of the shareholder, the role of the Subadvisors with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms, providing additional consultative services to the Advisor with respect to the selection, monitoring and evaluation of the Subadvisors.  Both the portfolio managers and the Subadvisors are concerned principally with the selection of portfolio investments in accordance with the Fund’s investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust.  Applicants believe that shareholders will look to the Advisor when they have questions or concerns about their Fund’s management or investment performance, and will expect the Advisor and the Board to select the Subadvisor that is best suited to achieve the Fund’s investment objectives.  Shareholders of traditionally managed funds expect the investment advisor to compensate the portfolio manager out of the investment advisor’s own assets, just as the Advisor will compensate all Subadvisors out of the advisory fees that the Advisor will receive from the Funds.  There is no compelling policy reason why shareholders should be required to approve relationships between the Subadvisors and the Funds when they are not required to approve substantially equivalent relationships between an advisor and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadvisor is proposed for retention by the Trust on behalf of one or more of the Funds, shareholders would be required to approve the new Subadvisory Agreement.  Similarly, if an existing Subadvisory Agreement is to be amended in any material respect, the shareholders of the Fund would have to approve the change.  Moreover, it would be illegal for the Fund to retain a Subadvisor whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadvisor unless shareholder approval has been obtained.  In all of these cases, the need for shareholder approval would require the Trust to call and hold a shareholder meeting, prepare and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, a process that often necessitates the retention of a proxy solicitor.  This process is time-consuming, costly and slow and, in the case of a poorly performing Subadvisor or one whose management team has left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Advisor to perform those duties for which the shareholders of the Funds will pay the Advisor – i.e., the selection, supervision and evaluation of Subadvisors – without incurring unnecessary delay or expense is appropriate in the interests of Fund shareholders and will allow the Funds to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), a Fund will be able to act more quickly and with less expense to hire or replace Subadvisors when the Board and the Advisor feel that a change would benefit the Fund.  Without the requested relief, the Fund may, for example, be left in the hands of a Subadvisor who is unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation, or where there has been an unexpected Subadvisor resignation or change in control – events which are beyond the control of the Advisor, the Trust and the Fund – the affected Fund may be forced to operate without a Subadvisor.  The sudden loss of the Subadvisor could be highly disruptive to the operations of a Fund.

b.	Consistent with the Protection of Investors

Primary responsibility for managing a Fund will be vested in the Advisor, subject to the oversight of the Board.  The Advisory Agreement and any Subadvisory Agreement with an affiliated Subadvisor will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of Subadvisors in the Advisor in light of the management structure of the Funds, as well as the shareholders’ expectation that the Advisor will be in possession of all information necessary to select the most able Subadvisors.  The Advisor believes that investors choose the Funds in part because of the added value to the Funds from the Advisor who has the requisite experience to evaluate, select and supervise the Subadvisors with particular expertise in the relevant market sectors.

In evaluating the services that a Subadvisor provides to a Fund, the Advisor will consider certain information, including, but not limited to, the following:

(1)   the advisory services provided by the Subadvisor, including the Subadvisor’s investment management philosophy and technique and the Subadvisor’s methods, to ensure compliance with investment objectives, policies and restrictions of the Funds;

(2)   a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they devote to the Funds, and the ability of the Subadvisor to attract and retain capable personnel;

(3)   reports setting forth the financial condition and stability of the Subadvisor; and

(4)   reports setting forth the Subadvisor’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadvisor and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Advisor typically will (i) review the Subadvisor’s current Form ADV, (ii) conduct a due diligence review of the Subadvisor, and (iii) conduct an interview of the Subadvisor.

In addition, the Advisor and the Board will consider the reasonableness of each Subadvisor’s compensation with respect to the Fund for which the Subadvisor provides portfolio management services.  Although only the Advisor’s fee is payable directly by the Fund, and each Subadvisor’s fee is payable by the Advisor, the fees of all Subadvisors directly bears on the amount and reasonableness of the Advisor’s fee payable by the Fund.  Accordingly, the Advisor and the Board will analyze the fees paid to Subadvisors in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Advisor and the Board will consider certain information, including, but not limited to, the following:

(1)           a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)           comparisons of the proposed fees paid by each Fund with fees charged by the Subadvisor for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)           data with respect to the projected expense ratios of each Fund and comparisons with other mutual funds of comparable size.

If this relief is granted, shareholders of the Funds will continue to receive adequate information about the Subadvisors.  The prospectus and statement of additional information (“SAI”) of each Fund does and will include all information required by Form N-1A concerning the Subadvisors for that Fund (except as modified to permit Aggregate Fee Disclosure, as defined in this Application).  If a new Subadvisor is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497(e) under the 1933 Act.  If a new Subadvisor is retained in reliance on the requested order, the Funds will inform shareholders of a new Subadvisor pursuant to the following procedures (“Modified Notice and Access Procedures”):  (a) within 90 days after a new Subadvisor is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Information Statement;5 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

5
A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadvisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.  A “Multi-manager Information Statement will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

c.	Consistent with the Policy and Provisions of the 1940 Act

The relief requested in this Application is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of an investment company’s investment advisor, together with the investment company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an advisor different from the advisor shareholders selected at the time of investment, the successor advisor should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The Funds’ Advisory Agreements and Subadvisory Agreements with Affiliated Subadvisors will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The prospectus for each Fund discloses that the Advisor is the primary provider of investment advisory services to the Fund.  If the requested relief is granted, the prospectus for each Fund with one or more Subadvisors will disclose that the Advisor may hire or change Subadvisors for the Fund as appropriate, and that the Advisor has the ultimate responsibility to oversee Subadvisors and recommend to the Board their hiring, termination, and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment advisor to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because the shareholders of the investment company are relying on the investment advisor for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadvisor by the Advisor and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the proposed Information Statement.

B.	Disclosure of Subadvisors’ Fees

1.	Applicable Law

Item 19(a)(3) of Form N-1A requires an investment company to disclose in its registration statement the method of calculating the advisory fee payable by the investment company to each investment adviser, including the “total dollar amounts that the Fund paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”  This provision may require a Fund to disclose the fees the Advisor pays to each Subadvisor.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act.  Item 22 of Schedule 14A sets forth the information that must be included in an investment company proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.”  Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the advisor would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).  Taken together, these provisions may require a Fund to disclose the fees the Advisor pays to each Subadvisor in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

Sections 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees.  These provisions may be deemed to require the Funds’ financial statements to include information concerning fees paid to the Subadvisors.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit the Trust to disclose for a Fund (as both a dollar amount and a percentage of the Fund’s net assets) (i) the aggregate fees paid to the Advisor and any Affiliated Subadvisor, and (ii) the aggregate fees paid to Subadvisors other than Affiliated Subadvisors (collectively, the “Aggregate Fee Disclosure”).  For any Fund that employs an Affiliated Subadvisor, the Fund will provide separate disclosure of any fees paid to the Affiliated Subadvisor.

2.	Discussion in Support of the Application

The Applicants seek an exemption to permit the Funds to provide the Aggregate Fee Disclosure rather than disclose the fees that the Advisor pays to each Subadvisor under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  The Applicants believe the relief should be granted because: (i) the Advisor will operate the Funds using one or more Subadvisors in a manner so different from that of conventional investment companies that disclosure of the fees the Advisor pays to each Subadvisor would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Advisor will operate the Funds using one or more Subadvisors in a manner substantially different from that of conventional investment companies.  By investing in such a Fund, shareholders will hire the Advisor to manage the Fund’s assets in conjunction with using its investment subadvisor selection and monitoring process.  The Advisor, under the overall supervision of the Board, will take ultimate responsibility for overseeing Subadvisors and recommending their hiring, termination and replacement.  In return for its services, the Advisor will receive an advisory fee from the Fund out of which it will compensate all Subadvisors.  Disclosure of the fees the Advisor pays to each Subadvisor does not serve any meaningful purpose since investors will pay the Advisor to retain and compensate the Subadvisors.  Indeed, disclosure of individual Subadvisor fees would be the functional equivalent of requiring single advisor investment companies to disclose the salaries of individual portfolio managers employed by that advisor.6

The requested relief will benefit shareholders of the Funds because it will improve the Advisor’s ability to negotiate the fees paid to Subadvisors.  Many investment advisors charge their customers for advisory services according to a “posted” fee schedule.  While investment advisors typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers.  The relief will encourage Subadvisors to negotiate lower advisory fees with the Advisor if the lower fees are not required to be made public.

6
The relief would be consistent with the disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004 (adopting disclosure changes)). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI will describe the structure of and method used to determine the compensation received by its portfolio managers, whether employed by the Advisor or a Subadvisor.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadvisor.

C.	Discussion of Precedents

Applicants note that the Commission has granted substantially the same relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the Trust and to several other fund complexes based on conditions substantially identical to those proposed herein.  See, e.g., Trust for Professional Managers and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 27995 (September 26, 2007) (order) and 27964 (August 31, 2007) (notice)  and Trust for Professional Managers and Ascentia Capital Partners, LLC, Investment Company Act Release Nos. 28439 (October 15, 2008) (order) and 28382 (September 19, 2008) (notice) (“TPM”); Sterling Capital Funds and Sterling Capital Management, LLC, Investment Company Act Release Nos. 29738 (July 26, 2011) (order) and 29712 (July 1, 2011) (notice) (“Sterling”); Altegris Advisors, L.L.C. and Northern Lights Fund Trust (“Altegris”), Investment Company Act Release Nos. 29710 (June 28, 2011) (order) and 29689 (June 1, 2011) (notice) ; Simple Alternatives, LLC and The RBB Fund, Inc (“Simple Alternatives”), Investment Company Act Release Nos. 29629 (April 19, 2011) (order) and 29616 (March 24, 2011) (notice); Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Release Nos. 29488 (October 26, 2010) (order) and 29445 (September 27, 2010) (notice) (“Highland”); American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company, Investment Company Act Release Nos.  29483 (October 25, 2010) (order) and 29444 (September 27, 2010) (notice) (“American Fidelity”); The Integrity Funds, et al., Investment Company Act Release Nos. 29418 (September 21, 2010) (order) and 29399 (August 25, 2010) (notice)  (“Integrity”); and WisdomTree Asset Management Inc., et al.,  Investment Company Act Release Nos. 29412 (September 8, 2010) (order) and 29380 (August 13, 2010) (notice) (“WisdomTree”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in TPM,  Sterling, Altegris, Simple Alternatives, Highland, American Fidelity, Integrity, and WisdomTree.

III.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.   The prospectus for each Fund will disclose the existence, substance and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as employing the manager of managers structure described in the Application. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisors and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Subadvisor within 90 days after the hiring of a new Subadvisor pursuant to the Modified Notice and Access Procedures.

4.   The Advisor will not enter into a Subadvisory Agreement with any Affiliated Subadvisor without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   When a Subadvisor change is proposed for a Fund with an Affiliated Subadvisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Advisor or the Affiliated Subadvisor derives an inappropriate advantage.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.   The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadvisor during the applicable quarter.

9.   Whenever a Subadvisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

10.   The Advisor will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets and, subject to review and approval of the Board, will (i) set each Fund’s overall investment strategies; (ii) evaluate, select, and recommend Subadvisors to manage all or part of a Fund’s assets; (iii) when appropriate, allocate and reallocate a Fund’s assets among multiple Subadvisors; (iv) monitor and evaluate the performance of Subadvisors; and (v) implement procedures reasonably designed to ensure that the Subadvisors comply with each Fund’s investment objective, policies and restrictions.

11.   No trustee or officer of the Trust, or director or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadvisor, except for (i) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadvisor or an entity that controls, is controlled by, or is under common control with a Subadvisor.

12.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

IV.	CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 615 East Michigan Street, Milwaukee, WI  53202.  Applicants further state that all communications or questions should be directed to Christopher A. Cahlamer or Carol A. Gehl, Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, WI 53202, (414) 287-9338 or (414) 287-9255, respectively, with a copy to Joseph C. Neuberger, President, Trust for Professional Managers, or Rachel A. Spearo, Secretary, Trust for Professional Managers, 615 East Michigan Street, Milwaukee, WI 53202, (414) 765-5384 and with a copy to Kent A. Windhorst, Collins Capital Investments, LLC, 806 Douglas Road, Suite 570, Coral Gables, FL 33134.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trust’s amended and restated certificate of trust and amended and restated by-laws, responsibility for the management of the affairs and business of the Trust is vested in its Board of Trustees, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of Trustees of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officers of the Advisor are fully authorized under the Advisor’s certificate of incorporation and by-laws to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

[Continues on following page.]

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

TRUST FOR PROFESSIONAL MANAGERS

By: /s/ Joseph C. Neuberger

Name:   Joseph C. Neuberger

Title:     President

COLLINS CAPITAL INVESTMENTS, LLC

By: /s/ Kent A.Windhorst

Name:   Kent A. Windhorst

Title:     Chief Financial Officer

March 7, 2012

EXHIBIT INDEX

Sequential Page Number

A-1	Authorizing Resolutions of Trust for Professional Managers.	A-1

B-1	Verification of Trust for Professional Managers Pursuant to Rule 0-2(d)	B-1

B-2	Verification of Collins Capital Investments, LLC Pursuant to Rule 0-2(d)	B-2

-i-

EXHIBIT A-1
TRUST FOR PROFESSIONAL MANAGERS
RESOLUTIONS ADOPTED BY THE
BOARD OF TRUSTEES ON JANUARY 24, 2012

Authorization to File Exemptive Order Application relating to Funds

WHEREAS, the Board of Trustees of Trust for Professional Managers (the “Trust”), including the independent members of the board (collectively, the “Board”), deems it to be in the best interests of the Trust to permit Collins Capital Investments, LLC (the “Advisor”), subject to certain conditions required by the Securities and Exchange Commission (“Commission”) and set forth in the attached application for exemptive relief (the “Application”), to enter into and materially amend, for any series of the Trust managed by the Advisor now or hereafter existing that uses or may use the structure described in the Application (each, a “Fund”), investment subadvisory agreements (“Subadvisory Agreements”) with various subadvisors that are not affiliated persons of the Trust or the Advisor other than by reason of serving as a subadvisor to a Fund (“Subadvisors”), which Subadvisory Agreements shall be subject to review and approval by the Board, but not the shareholders of the affected Fund; and

WHEREAS, the Board deems it to be in the best interests of the Trust to permit a Fund to disclose to shareholders only the aggregate fees paid to Subadvisors of the Fund; and

WHEREAS, the Board believes that by entering into such Subadvisory Agreements without shareholder approval and disclosing only the aggregate fees paid to Subadvisors, the Funds will be able to operate in a less costly and more efficient manner without substantially reducing the protection of or information provided to shareholders; and

WHEREAS, the Board has determined it appropriate and necessary to file with the Commission the Application which will accomplish the objectives described above.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby authorizes and directs the officers of the Trust, with the assistance of legal counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements of the 1940 Act and applicable rules and regulations thereunder.

Miscellaneous

RESOLVED, that the officers of the Trust are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolutions.

A-1

EXHIBIT B-1

TRUST FOR PROFESSIONAL MANAGERS

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated March 7, 2012 for and on behalf of Trust for Professional Managers; that he is President of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Joseph C. Neuberger

Name:   Joseph C. Neuberger

Title:     President

B-1

EXHIBIT B-2

COLLINS CAPITAL INVESTMENTS, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated March 7, 2012 for and on behalf of Collins Capital Investments, LLC; that he is Chief Financial Officer of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Kent A. Windhorst

Name:   Kent A. Windhorst

Title:    Chief Financial Officer

B-2